Simmons First National Corporation

501 Main Street

P. O. Box 7009

Pine Bluff, Arkansas 71611

September 18, 2015

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simmons First National Corporation’s Registration Statement on Form S-4 (File No. 333-206485)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Simmons First National Corporation (the “Company”) hereby requests that the staff of the Securities and Exchange Commission (the “Commission”), acting pursuant to delegated authority, accelerate the effective date of the above-referenced Registration Statement (the “Filing”) so that it will become effective at 9:00 a.m. EDT on Tuesday, September 22, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Company may not assert staff comments and the declaration of effectiveness of the Filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at (501) 558-3141.

Yours very truly,

Simmons First National Corporation

By:	/s/ Robert A. Fehlman
Robert A. Fehlman, Senior Executive Vice
President, Chief Financial Officer
and Treasurer